SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-1

ALTEGRIS KKR COMMITMENTS MASTER FUND — APPLICANT
ALTEGRIS ADVISORS, L.L.C. — CO-APPLICANT
STEPSTONE GROUP LP, — CO-APPLICANT
AFFILIATES OF APPLICANT AND CO-APPLICANTS:
STEPSTONE GROUP EUROPE LLP,
STEPSTONE GROUP REAL ASSETS LP,
STEPSTONE GROUP REAL ESTATE LP
CGR/PE, LLC (a 3(c)(7) fund),
STEPSTONE AMP OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),
STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011 (a 3(c)(7) fund),
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 1 2014 (a 3(c)(7) fund),
STEPSTONE CAPITAL PARTNERS III, L.P. (a 3(c)(7) fund),
STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),
STEPSTONE EUROPEAN FUND SICAV-FIS, SCS — STEPSTONE CAPITAL PARTNERS III COMPARTMENT (a 3(c)(7) fund)
STEPSTONE FERRO OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),
STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund),
STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),
STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund),

STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),
STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P. (a 3(c)(7) fund),
STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),
STEPSTONE KF INFRASTRUCTURE FUND, L.P. (a 3(c)(7) fund), and

STEPSTONE KF PRIVATE EQUITY FUND, L.P. (a 3(c)(7) fund)

Communications, Notice and Order to:
Jason Ment, Esq.
Partner, General Counsel and Chief Compliance Officer
StepStone Group LP
885 Third Avenue, 17th Floor
New York, NY 10022
212-351-6121

Copies to:
Gregory J. Nowak, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th & Arch Streets
Philadelphia, PA 19103
(215) 981-4893

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Altegris KKR Commitments Master Fund, Altegris Advisors, LLC, StepStone Group LP, StepStone Group Europe LLP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, Altegris KKR Commitments Master Fund, Altegris Advisors, L.L.C., CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone Secondary Opportunities Fund, III, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings, L.P., StepStone KF Private Equity Fund, L.P., and StepStone KF Infrastructure Fund, L.P.

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-1

Investment Company Act File No.: 812-114410

I.                                        Nature of Request and Description of Applicants:

The following entities hereby request an Order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) under Section 17 of the Investment

Company Act of 1940, as amended (the “Act”) and rule 17d-1 under the Act to permit certain joint transactions that otherwise may be prohibited by Section 17 and Rule 17d-1 under the Act:

1.                                      Altegris KKR Commitments Master Fund is a closed-end registered investment company (the “Altegris Investment Company” or “Company” or “Master Fund”) registered as such under the Act.  That registration is presently effective.  The Company is the Master Fund in a master-feeder structure. The Feeder Fund in this structure is known as the “Altegris KKR Commitments Fund” (the “Feeder Fund”) and invests substantially all of its assets into the Company. The Feeder Fund is intended to be the investment vehicle into the Master Fund for brokerage account investors; the shares of the Feeder Fund are sold subject to a sales load and bear certain servicing costs. The Master Fund is intended for investment by advisory accounts; the shares of the Master fund do not bear a sales load. Investors may only purchase shares in the Master Fund through Altegris Investments, L.L.C. (the “Distributor”)  or through a registered investment adviser (an “RIA”) that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. Any such RIA may impose additional eligibility requirements for investors who purchase Shares of the Master Fund through such RIA.

2.                                      Altegris Advisors, L.L.C. is an SEC registered investment adviser (“Altegris Advisors”) and is the investment adviser of the Company.

3.                                      StepStone Group LP is an SEC registered investment adviser (“StepStone Group”) and is the subadviser of the Company.

4.                                      StepStone Group Europe LLP, StepStone Group Real Assets LP and StepStone Group Real Estate LP are affiliates of StepStone Group and are StepStone Advisers (as defined below in Paragraph 8).

5.                                      StepStone Group and/or the various StepStone Advisers currently also serve as general partner and/or investment adviser to existing unregistered pools that are not registered or required to be registered as investment companies in reliance on section 3(c)(1) or 3(c)(7) of the Act or by virtue of not having investors who are U.S. Persons (“Unregistered Pool” or, collectively, as the “Unregistered Pools”).

6.                                      From time to time, StepStone Group and/or one or more of the StepStone Advisers may manage other new Unregistered Pools that also are expected neither to register nor to be required to register as investment companies in reliance on applicable exemptions and exclusions under the Act.  The Unregistered Pools described above (and in the following paragraphs), along with those that are newly formed by StepStone Group and/or a StepStone Adviser, from time to time after the date hereof, are referred to collectively as “Affiliated Investor Pools.”

7.                                      All Affiliated Investor Pools (specifically including special purpose vehicle and private funds with a single investor) are parties to this Application.  It is intended that the relief requested will apply to future Unregistered Pools as they are formed and during their operation.

8.                                      StepStone Group and any other existing or future advisory entity affiliated with the StepStone Group (the existing and future advisory and general partner entities that are affiliated with the StepStone Group are referred to collectively as the “StepStone Advisers”) that serves as: (A) general partner, managing member or agent, other primary source of investment transactions, or in a similar capacity, or (B) investment adviser, for any Affiliated Investor Pool affiliated with the StepStone Group, are also intended to be covered by the requested Order.

9.                                      Finally, StepStone Group and Altegris Advisors may create other funds that are registered under the Act and where Altegris Advisors is the advisor and StepStone Group is the subadviser.  These proposed registered funds are referred to as “Funds” and it is intended that the Funds are to be covered by the requested Order.

10.                               CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P.,  StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings, L.P., StepStone Secondary Opportunities Fund III, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone KF Private Equity Fund, L.P. and StepStone KF Infrastructure Fund, L.P.: each is an existing private investment company and is an existing Unregistered Pool and is an Applicant for this order.  These Unregistered Pools are described more fully below:

a.                                      CGR/PE, LLC is a Delaware limited liability company that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D.  StepStone Group is the manager of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

b.                                      StepStone AMP Opportunities Fund, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the

Securities Act.  StepStone AMP (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

c.                                       StepStone Atlantic Fund, L.P. is a Delaware series limited partnership, of which Infrastructure Series 1 2011 and Private Markets Series 1 2014 are two distinct series.  Each is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of each series qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Atlantic (GP), L.P., a StepStone Adviser, is the general partner of these existing Unregistered Pools and is responsible for management of their respective portfolios.  Infrastructure Series 1 2011seeks to invest in private infrastructure investments by making primary commitments to third party managed private infrastructure funds, acquiring interests in third party managed private infrastructure funds in the secondary market and co-investing in transactions alongside third party managed private infrastructure funds.  Private Markets Series 1 2014 seeks to invest in private equity and infrastructure investments by making primary commitments to third party managed private equity and infrastructure funds, acquiring interests in third party managed private equity and infrastructure funds in the secondary market and co-investing in transactions alongside third party managed private equity and infrastructure funds.

d.                                      StepStone Capital Partners III, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Capital III (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

e.                                       StepStone Capital Partners III Offshore Holdings, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Capital III (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

f.                                        StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment is a Luxembourg société en commandite simple that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone K Opportunities (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

g.                                       StepStone Ferro Opportunities Fund, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone Ferro (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

h.                                      StepStone K Strategic Opportunities Fund II, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone K Opportunities (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

i.                                          StepStone Secondary Opportunities Fund II Offshore Holdings, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries II (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This  Pool seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

j.                                         StepStone Secondary Opportunities Fund III Offshore Holdings, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries III (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This  Pool seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

k.                                      StepStone Secondary Opportunities Fund II, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries II (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

l.                                          StepStone Secondary Opportunities Fund III, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries III (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds

m.                                  StepStone UWF Secondary Opportunities Fund, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone UWF Secondaries (GP), L.P., a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for management of its portfolio.  This Unregistered Pool seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market.

n.                                      StepStone KF Private Equity Fund, L.P. is a Cayman Island limited partnership that is not registered or required to be registered as an investment company in reliance on Section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone KF (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for the management of the portfolio. This Unregistered Pool seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

o.                                      StepStone KF Infrastructure, L.P. is a Cayman Island limited partnership that is not registered or required to be registered as an investment company in reliance on Section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone KF (GP), LLC, a StepStone Adviser, is the general partner of this existing Unregistered Pool and is responsible for the management of the portfolio.  This Unregistered Pool seeks to invest in infrastructure investments by co-investing in transactions alongside third party managed infrastructure funds.

II.                                   Filing Dates:  The application was filed on December 31, 2014, and amended on May 21, 2015, August 6, 2015 and October 6, 2015.

III.                              Applicants’ Representations:

1.                                      The Altegris Investment Company seeks long-term capital appreciation and intends to allocate at least 80% of the Altegris Investment Company’s assets to private equity investments of any type, sponsored or advised by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), including primary offerings and secondary acquisitions of interests in alternative investment funds that pursue private equity strategies (“Investment Funds”), and co-investment opportunities in operating companies presented by such KKR Investment Funds (“Co-Investment Opportunities”). The Altegris Investment Company may at any time determine to allocate its assets to investments not sponsored, issued by or otherwise linked to, KKR, or its affiliates and to strategies and asset classes not representative of private equity.

2.                                      A majority of the Board of Trustees of the Altegris Investment Company (the “Altegris Board”) currently consists of persons who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (collectively, the “Independent Trustees of the Altegris Board”).

3.                                      A majority of the Altegris Board will comply at all times with fund governance standards as set forth in Rule 0-1(a)(7) under the Act, such that a majority of the

Altegris Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed with the discretion of the then existing Independent Trustees of the Altegris Board.

4.                                      No Independent Trustee of the Altegris Board will have a financial interest in any Joint Investment (as defined below in Paragraph 10).

5.                                      StepStone Group client account fees are generally negotiated on a client-by-client or fund-by-fund basis and are generally payable quarterly in advance or as otherwise negotiated.  StepStone Group generally charges clients a management fee quarterly based on an annual rate tied to the capital commitments of the client to the account during an investment period and thereafter on net invested capital.  In certain instances, the management fee may be based on funded capital rather than committed capital during the investment period and the management fee after the investment period may be charged on the fair market value of the investments or based on committed  capital, albeit at a lower percentage than that charged during the investment period when the management fee is based on committed capital after the investment period.  Management fees are  generally payable quarterly in advance and are debited by StepStone Group.  Any partial periods are generally prorated for the number of days of service provided.  Some accounts also involve performance based compensation.

6.                                      Applicants anticipate that StepStone Group or another of the StepStone Advisers will periodically determine that certain investments StepStone Group recommends for the Company would also be appropriate investments for one or more Affiliated Investor Pools (“Potential Co-Investment Transactions”).  Such a determination may result in the Company, on one hand, and one or more of the Affiliated Investor Pools, on the other hand, co-investing in certain investment opportunities.  When considering Potential Co-Investment Transactions for the Company, each of StepStone Group and Altegris Advisors will independently analyze and evaluate the investment opportunity as to its appropriateness for the Company taking into consideration the Company’s Objectives and Strategies (as defined below, see footnote 3).

7.                                      StepStone Group would notify Altegris Advisors of the Potential Co-Investment Transaction and StepStone Group’s recommended allocation of the investment to the Company any other Funds and the Affiliated Investment Pools.  Altegris Advisors would review StepStone Group’s recommendation for the Company and would have the ability to ask questions of StepStone Group and request additional information from StepStone Group.  If Altegris Advisors approved the investment for the Company, the investment and all relevant allocation information would then be presented to the Company’s Board for its approval in accordance with the conditions of this Application.   A Potential Co-Investment Transaction will be consummated only upon approval by a Required Majority of the Eligible Trustees (both as defined below) of the Company.  Applicants believe the investment process between StepStone Group and Altegris Advisors, prior to seeking approval from the Company’s Board, is significant and provides for additional procedures and processes to ensure that the Company is being treated fairly in respect of Potential Co-investment Transactions.

8.                                      In accordance with the StepStone Group’s allocation policies and procedures, Potential Co-investment Transactions will be offered to, and allocated among,  the Company, the Funds and Affiliated Investor Pools, based on each client’s particular investment objective and strategies.

9.                                      Applicants’(1) requested Order would enable the Company, other Funds and various Affiliated Investor Pools to (a) invest jointly among themselves and/or with one or more of the Unregistered Pools in private placement transactions in which StepStone Group, a StepStone Adviser or Altegris Advisors negotiates price and terms in addition to price (“Covered Private Placements”); and (b) make follow-on investments in Covered Private Placements of such issuers, including, but not limited to, through the exercise of warrants, conversion privileges, and other rights associated with Covered Private Placements (“Follow-On Investments”).

10.                               Any investment opportunity described in clauses (a) or (b) above in Paragraph 9 in which the Company and/or a Fund could not participate together with one or more Affiliated Investor Pools without obtaining and relying on an Order of the sort requested hereby is referred to as a “Potential Joint Investment.”  Any investment opportunity described in clauses (a) or (b) of Paragraph 9 in which the Company participated together with one or more Funds and/or Affiliated Investor Pools in reliance on the proposed Order is referred to as a “Joint Investment.”(2)

(1)  All entities that currently intend to rely on the requested Order are named as Applicants. All other existing or future entities that will rely on the requested Order will comply with the terms and conditions of this application (the “Application”).

(2)  Applicants make reference to Van Eck Funds, SEC request and order (pub. avail. November 23, 2012) (“Van Eck Funds”) for the propositions set forth in this request.  The Van Eck Funds request and order discusses and builds upon the Massachusetts Mutual Life Insurance Company, SEC no-action letter (pub. avail. June 7, 2000, updated on July 28, 2000) (“MassMutual”).  In MassMutual, the Staff of the Commission provided no-action assurances that would permit the aggregation of orders by registered investment companies and affiliated private accounts for the purchase or sale of securities issued in private placement transactions for which no term other than price is negotiated (“Non-Negotiated Private Placements”).  Applicants intend to rely on MassMutual, consistent with the Van Eck Funds exemptive order, to aggregate orders among the Company, the Funds and Affiliated Investors for the purchase or sale of Non-Negotiated Private Placements.  The Applicants are requesting this exemptive order consistent, with the Van Eck Funds exemptive order, to allow negotiation of terms in addition to price.  Accordingly, as used in this Application, the terms “Covered Private Placement,” “Follow-On Investment” and “Joint Investment” shall not include any Non-Negotiated Private Placement.

Applicants make further reference to the HMS Income Fund, Inc., et al, order dated March 18, 2014 which addresses potential joint transactions where one of the parties was a business development company that had elected that status

11.                               The Company and each Fund and Affiliated Investor Pool may invest its Total Available Capital (as such term is defined herein) in Covered Private Placements, subject to the limitations described below.(3) As used in this Application, the term “Total Available Capital” means, with respect to the Company, a fund and each Affiliated Investor Pool, the total assets of such investor plus all amounts readily available for investment by means of the exercise of rights, if any, of an Affiliated Investor Pool to make a capital call on investors.  An Affiliated Investor Pool’s Total Available Capital may be adjusted from time to time to account for, among other things, investment strategies, any applicable concentration limits (legal, business or otherwise), time remaining in an Affiliated Investor Pool’s term of existence and/or investment period, or other applicable investment criteria.

12.                               As noted above, StepStone Group is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  StepStone Europe is an investment adviser registered with the Financial Conduct Authority of the United Kingdom and acts as an adviser to StepStone Group with respect to investments made in Europe by any client of the StepStone Group.  StepStone Group and StepStone Europe share under the 1940 Act.  None of Applicants has such an election in place, and so while the Business Development Company (“BDC”)-related orders and no-action letters are useful tools for analytical purposes, they are not directly applicable to the facts at hand and they represent more persuasive authority than direct precedent.

Applicants make further reference to Corporate Capital Trust, Inc., et al Notice of Application and Order dated April 25, 2013 (“CCT Order”).  In the CCT Order, also where the primary movant was a business development company, the Commission granted an order to the BDC allowing it to enter into joint transactions to co-invest with certain affiliated investment funds and accounts in portfolio companies, where terms in addition to price were to be negotiated.  This Application has been modeled after the CCT Order application and the representations and undertakings contained herein have been adopted, modified as necessary to reflect the different corporate entity names and the fact that none of the Applicants here is a BDC.  The legal analysis and arguments presented in the CCT Order are persuasive, and we believe dispositive of the issues presented under Section 17(d) and Rule 17d-1 in the context of Joint Investments.

(3)  The Company and each new registered fund has or will have investment objectives and strategies, as described in each fund’s registration statement on Form N-1A or N-2, other filings the fund has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, as amended, and the funds’ reports to shareholders (collectively, “Objectives and Strategies”) consistent with the investment in private funds in which a Joint Investment is sought.

personnel, including investment personnel.  Common investment personnel are assigned to investment management teams that are responsible for managing accounts, including funds and Unregistered Pools, or particular transactions, each in their corresponding areas of expertise.  In managing the Unregistered Pools, the StepStone Group and/or a StepStone Adviser may from time to time identify opportunities to participate in Covered Private Placements that would be attractive to the Company and/or one or more of the Funds and Affiliated Investor Pools.  It is anticipated that the StepStone Adviser that manages a given Unregistered Pool may identify such investment opportunities in Covered Private Placements that may be attractive to the Company and certain of the Funds and other Affiliated Investor Pools.

13.                               The StepStone Group or StepStone Adviser may recommend that the Company and one or more Fund(s) invest in the same Covered Private Placements as one or more of the Unregistered Pools.  However, such Potential Joint Investments by Affiliated Investor Pools with the Company and/or Funds may be prohibited pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, in the absence of the Order requested..

IV.                               Applicants’ Legal Analysis:

1.                                      Rule 17d-1 under the Act permits the Commission to authorize joint transactions upon application.  In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-l(b) to consider whether the participation of a registered or controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.  Applicants believe that the activities proposed in this Application with respect to the Joint Investments satisfy the standards for authorizing joint transactions under Rule 17d-1 for the reasons stated below.

2.                                      Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act, or a company controlled by such a company, from engaging as principals in any joint transactions in which such registered company, or a company controlled by such a company, is a participant, in contravention of rules adopted by the Commission.  The Commission has adopted Rule 17d-1, which generally prohibits such transactions in the absence of an order from the Commission, and provides exceptions for certain classes of transactions.  Rule 17d-1 defines a “joint enterprise or other joint arrangement or profit sharing plan” to include “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking…” in which a registered fund, on the one hand, and a first-tier or second-tier affiliated person of the registered fund, on the other hand, have “a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…” (a “Prohibited Transaction”).

3.                                      Section 2(a)(3)(E) of the Act provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company.  Section 2(a)(3)(C) of the Act provides that an “affiliated person” of another person includes “…any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  Section 2(a)(9) of the Act defines control as “the power to exercise a controlling influence over the management or policies of a company...”

4.                                      The Company is advised by Altegris Advisors and sub-advised by StepStone Group.  The existing Unregistered Pools are sponsored and/or managed by StepStone

Group or one or more StepStone Advisers.  StepStone Group, as the investment sub-adviser of the Company and the adviser to existing Unregistered Pools, is an affiliated person of the Company within the meaning of Section 2(a)(3)(E) of the Act.  The StepStone Advisers also could be deemed to be affiliated persons of the Company and/or any Funds and/or Unregistered Pools under Section 2(a)(3)(C) to the extent the StepStone Advisers are deemed to control the Funds and/or Unregistered Pools because of the affiliation between StepStone Group and the StepStone Advisers.  Accordingly, the Company, the Funds and/or the Unregistered Pools could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of the StepStone Advisers (or the common control of a person or group of persons who control the StepStone Advisers) and, therefore, indirectly control the Company, Funds and the Unregistered Pools.  The Company and Funds also could be affiliated persons of one another to the extent that they are deemed under common control as a result of having common officers, trustees, and investments advisers.  Assuming that the Company, the Funds and the Unregistered Pools are first tier or second tier affiliated persons of one another, the Commission could take the position that the Potential Joint Investments constitute Prohibited Transactions under Section 17(d) and Rule 17d-1.

5.                                      Congress enacted Section 17(d) to ensure “fair” dealing and no “overreaching” in connection with joint transactions involving a registered investment company and its affiliated persons.  See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of SEC rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to be “fair and [does] not involve overreaching”).

6.                                      The Commission has further pointed out that, taken together, Section 17(d) and Rule 17d-1 are “designed to regulate certain situations where persons making the investment decisions for the registered or controlled company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons.” See Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Rule 17d-1).  Because Rule 17d-1 broadly defines a “joint enterprise or other joint arrangement or profit sharing plan” to include any “written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person…have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…”, the Commission’s Division of Investment Management has acknowledged that there is “considerable uncertainty about the scope of Section 17(d) and Rule 17d-1.” See The Chase Manhattan Bank (pub. avail. July 24, 2001).

7.                                      As a result of this uncertainty, investment advisers of registered investment companies, which are affiliated persons of the registered investment companies that they manage, have sought guidance as to whether Section 17(d) and Rule 17d-1 would prohibit them from aggregating orders for the purchase or sale of securities for a registered investment company with orders for other clients (including other investment companies).  The Staff of the Commission previously has stated its position that the “mere aggregation” of client orders would not constitute a Prohibited Transaction under Section 17(d) and Rule 17d-1, provided that the registered fund participated on terms no less advantageous than those of any other participant.  See SMC Capital (pub. avail. September 5, 1995) (“SMC”) and Pretzel & Stouffer (pub. avail. December 1, 1995). In SMC, the Staff of the Commission noted that, because the request for no-

action relief did “not request relief with respect to the aggregation of orders involving privately placed securities...we express no opinion with respect to the aggregation of such securities.”

8.                                      In MassMutual (see footnote 2 above), the Staff of the Commission took a no-action position with respect to the aggregation of orders on behalf of registered investment companies and affiliated private accounts for the purchase and sale of Non-Negotiated Private Placements.  As noted above, Applicants intend to rely on MassMutual to aggregate orders for the Company’s Funds and the Affiliated Investor Pools for the purchase or sale of Non-Negotiated Private Placements.

9.                                      In VanEck (see footnotes above), the Commission granted exemption relief allowing transactions that involved the negotiation of terms in addition to price for the purchase and sale of private placements by registered funds and private pools and accounts managed by the same persons.  We believe Van Eck to be the seminal authority in a line of Orders (that include the CCT Order), and to be dispositive of the issues presented here and support the issuance of the requested Order.

10.                               Applicants are requesting that the Commission issue an Order permitting the aggregation of purchase and sale orders for Covered Private Placements, of which price and terms other than price may be negotiated, among the Company, the Funds and the Affiliated Investor Pools.  Applicants believe that allowing such Joint Investments in Covered Private Placements, as contemplated herein, would allow the Company (and the Funds to be formed) to participate in attractive investments that otherwise may not be permissible to the Company simply because another Fund or an Unregistered Pool is contemplating making the same investment.  The Applicants believe that it is in the best interests of the Company and the Funds to be able to participate in Joint Investments with each other and with the Affiliated Investor Pools.

11.                               Applicants submit that the Conditions set forth in this Application would ensure that the conflicts of interest that Section 17(d) and Rule 17d-1 were designed to prevent would not be present or would be resolved in a manner fair to the Company, the Funds and the Affiliated Investor Pools, and none of the Company or the Funds would participate in any Joint Investment in a Covered Private Placement on terms less advantageous than any of the Unregistered Pools or other Affiliated Investor Pools, nor would StepStone Group nor any StepStone Adviser favor any participant in such a Joint Investment over any other participant.  Accordingly, Applicants submit that there is no basis on which to conclude that any Joint Investment made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general purposes of the Act or would be, with respect to the Company or a Fund, on a basis different from or less advantageous than that of the other participants.

12.                               To allow for an independent review of co-investment activities, Condition 4, below, states that the Board of the Altegris Investment Company will receive, on a quarterly basis, a record of all investments made by Affiliated Investor Pools during the preceding quarter that: (1) were consistent with the Company’s then current Objectives and Strategies, but (2) were not made available to the Company.  This record will include an explanation of why such investment opportunities were not offered to the Company.  Presently, StepStone Group’s allocation policies prohibit the Company from participating in Potential Co-Investment Transactions.  As a result, StepStone Group’s allocation system reports investments in which the Company would have been able to invest but for it not having been granted the requested relief.  If the requested relief is granted, StepStone Group will amend its allocation procedures to allow the Company to invest in Potential Co-Investment Transactions in accordance with the conditions below.  Applicants represent that StepStone Group’s allocation process is capable of tracking all of the information required to be delivered to the Board by Condition 4 (as described below), which will be presented to Altegris Advisors and the Company’s Board on a regular basis as described in Condition 4.

13.                               The Commission previously has issued orders granting relief similar to that requested in this Application.  See Special Value Opportunities Fund, LLC, et al., Investment Company Act Release Nos. 27287 (April 18, 2006) (notice) and 27316 (May 9, 2006) (order) (“Special Value”); H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 28426 (Sept. 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth, LLC, et al., Investment Company Act Release Nos. 28931 (Sept. 25, 2009) (notice) and 28982 (Oct. 21, 2009) (order); Medley Capital Corporation, et al., Investment Company Act Release Nos. 29968 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order); and Gladstone Capital Corporation, et al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order), Van Eck Funds Release Nos. 30252 (notice) and 30279 (November 29, 2012) (order).  Therefore, this request for an Order is consistent with past practice of the Commission and such an order would continue the policies of the Commission on behalf of these Applicants.

14.                               This Application requests relief with respect to Covered Private Placements to be purchased by the Altegris Investment Company where the parties will negotiate price, and terms other than price, and where Funds and Affiliated Investor Pools may co-invest.  As noted above, Applicants will continue to rely on MassMutual with respect to Joint Investments in Non-Negotiated Private Placements.  Applicants believe that it is in the best interests of the Company and the Funds and consistent with the purposes of the Act to be able to co-invest with each other and the Affiliated Investors in such Covered Private Placements.  Applicants believe that the conditions set forth below in this Application (the “Conditions”), which are based upon relevant conditions set forth in previous applications granted by the Commission, in particular the CCT Order, will ensure the protection of the Company’s and Funds’ investors and compliance with the purposes and policies of the Act with respect to each Joint Investment.

15.                               This Application seeks relief on a prospective basis to:

a.                                      avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each Joint Investment that arises in the future;

b.                                      enable the Company, the Funds and the Affiliated Investor Pools to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications;

c.                                       enable the Company, the Funds and the Affiliated Investor Pools to avoid the significant legal and other expenses that would be incurred in preparing such individual applications; and

d.                                      avoid situations where otherwise attractive opportunities to co-invest in Covered Private Placements would not be made available to the Company, the Funds and/or the Affiliated Investor Pools because the StepStone Group, a StepStone Adviser, or Altegris Advisors in its role as the manager of the Altegris Investment Company, determined that a term other than price would require negotiation.

16.                               The requested relief will provide several benefits to shareholders of and investors in the Company and the Funds.  The Company and the Funds will be able to participate in a larger number and greater variety of transactions.  The Company and the Funds would not be limited in their ability to participate in attractive and appropriate investment opportunities.

17.                               In addition, when engaging in Joint Investments, the Company, the Funds and the Affiliated Investor Pools, as a group, will have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than the Company, any Fund or Affiliated Investor Pool could obtain on its own, and increase their bargaining power to negotiate more favorable terms.

18.                               The Applicants’ Conditions set forth below in this Application ensure that the Joint Investments are consistent with the protection of the Company’s and each Fund’s investors and with the purposes intended by the policy and provisions of the Act.  The protections offered by the Conditions would ensure that the Company, all Funds and applicable Affiliated Investor Pools participating in a Joint Investment will invest contemporaneously for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant.

a.                                      In addition, each decision by the Company or a Fund to participate in a Joint Investment will need to be approved by the Independent Trustees of the Altegris Board, none of whom is an “interested person” within the meaning of Section 2(a)(19) of the Act, to ensure that the terms of the Joint Investment are fair and reasonable, do not involve overreaching and are consistent with the Objectives and Strategies of the Company set forth in filings with the Commission.  The Conditions also ensure that the StepStone Group and the Company and the Funds will obtain and retain the required records in connection with all Joint

Investments.  This protective provision is substantially the same as the protective provision outlined in the HMS Income Fund, Inc. Order  and the CCT Order.

b.                                      Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the StepStone Group will present each Potential Joint Investment and the proposed allocation to the Independent Trustees of the Altegris Board who are eligible to vote (“Eligible Trustees”), and a majority of the Eligible Trustees will be required to approve each Joint Investment prior to any investment by the participating Fund (“Required Majority”).  With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company, each Fund and Unregistered Pool in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Altegris Board has approved that Company’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company.  If the Altegris Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Company’s Eligible Trustees.  The board of the Company or of any Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

c.                                       Applicants believe that participation by the Company, the Funds and the Affiliated Investor Pools in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the Act.  Such participation will not be made on a basis different from or less advantageous than that of other participants.  A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching, and promotes fairness.

d.                                      The Independent Trustees of the Altegris Board have reviewed the original application, have discussed these matters among themselves, with their independent counsel and with representatives of Altegris Advisors, the Company and the StepStone Group.  The Independent Trustees of the Altegris Board met on September 12, 2014, and authorized the filing of the original application and any amendments thereto.  Note also that the inclusion of Altegris Advisors in this Application effectively limits the applicability of this Order to just the Altegris Investment Company and any other Fund (i.e., registered investment companies) to be established that Altegris Advisors may manage with a StepStone affiliate as the sub-adviser.

19.                               Based upon the foregoing, Applicants believe that  the Company’s or the Funds’ participation in a Joint Investment will be consistent with the provisions, policies and purposes of the Act and that none of the Company, any Fund or any Affiliated Investor Pool will participate on a basis different from or less advantageous than the Company, the Affiliated Investor Pools or any other Fund.

V.                                    Applicants’ Conditions:

Applicants agree that any Order will be subject to the following Conditions:

1.                                      Each time the StepStone Group or a StepStone Adviser considers a Potential Joint Investment for an Affiliated Investor Pool or another Fund that falls within a Fund’s Objectives and Strategies, the StepStone Group and StepStone Adviser involved will make an independent determination of the appropriateness of the investment for each potential participant (including the Altegris Investment Company) in light of the each potential participant’s then-current circumstances.

2.

a.                                      If the StepStone Group deems a Fund’s participation in any Potential Joint Investment also to be appropriate for the Altegris Investment Company, it will then determine an appropriate level of investment for the Altegris Investment Company.

b.                                      If the aggregate amount recommended by the StepStone Group and StepStone Advisers to be invested in the Potential Joint Investment by the Company, the Funds and the Affiliated Investor Pools, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each.  The StepStone Group will provide the Eligible Trustees with information concerning each participating party’s Total Available Capital to assist the Eligible Trustees with their review of the Altegris Investment Company’s investments for compliance with these allocation procedures.

c.                                       After making the determinations required in Conditions 1 and 2(a), the StepStone Group will distribute written information concerning the Potential Joint Investment (including the amount proposed to be invested by the Company, each Fund and any Affiliated Investor Pools) to the Eligible Trustees for their consideration.  The Company, and/or a Fund will co-invest with another Fund or an Affiliated Investor Pool only if, prior to participating in the Potential Joint Investment, a Required Majority concludes that:

i.                                          the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Altegris Investment Company and its shareholders and do not involve overreaching in respect of the Altegris Investment Company or its shareholders on the part of any person concerned;

ii.                                       the transaction is consistent with:

1)                                     the interests of the shareholders of the Altegris Investment Company; and

2)                                     the Altegris Investment Company’s then-current Objectives and Strategies;

iii.                                    the investment by other Funds or Affiliated Investor Pools would not disadvantage the Altegris Investment Company, and participation by the Altegris Investment Company would not be on a basis different from or less advantageous than that of other Funds or Affiliated Investor Pools; provided that if any other Fund or Affiliated Investor Pool but not the Altegris Investment Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)                               the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B)                               the StepStone Group agrees to, and does, provide, periodic reports to the Altegris Investment Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)                               any fees or other compensation that any Affiliated Investor Pool or any Fund or any affiliated person of any Affiliated Investor Pool or Fund receives in connection with the right of the Fund, Affiliated Investor Pool or the Altegris

Investment Company to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investor Pools (who may, in turn, share their portion with their affiliated persons) and the participating Funds and the Company in accordance with the amount of each party’s investment; and

iv.                                   the proposed investment by the Altegris Investment Company will not benefit the StepStone group, a StepStone Adviser, any other Funds, the Affiliated Investor Pools or any affiliated person of any of them (other than the parties to the Joint Investment), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) of the Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Joint Investment, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.                                      The Company and each Fund and Affiliated Investor Pool has the right to decline to participate in any Potential Joint Investment or to invest less than the amount proposed.

4.                                      The StepStone Group will present to the board of the Company and/or such Fund on a quarterly basis, a record of all investments in Potential Joint Investments made by any of the other Funds or Affiliated Investor Pools during the preceding quarter that fell within the Altegris Investment Company’s then-current Objectives and Strategies that were not made available to the Altegris Investment Company, and an explanation of why the investment opportunities were not offered to the Altegris Investment Company.  All information presented to the Altegris Board pursuant to this Condition will be kept for the life of the Altegris

Investment Company and at least two years thereafter, and will be subject to examination by the Commission and its Staff.

5.                                      Except for Follow-On Investments made in accordance with Condition 8, neither the Company nor a Fund will invest in reliance on the Order in any Covered Private Placement in which another Fund or an Affiliated Investor Pool or any affiliated person of such Fund or Affiliated Investor Pool is an existing investor.

6.                                      Neither the Company nor a Fund will participate in any Potential Joint Investment unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company and each participating Fund and Affiliated Investor Pool.  The grant to an Affiliated Investor Pool or another Fund, but not the Altegris Investment Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.

a.                                      If the Company or any Affiliated Investor Pool or Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Joint Investment, the StepStone Group and applicable StepStone Adviser will:

i.                                          notify Company, each Fund and each Affiliated Investor Pool that participated in the Joint Investment of the proposed disposition at the earliest practical time; and

ii.                                       formulate a recommendation as to participation by each in the disposition.

b.                                      Each of the Company, each Fund and each Affiliated Investor Pool will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Company, the Affiliated Investor Pools and any other Fund.

c.                                       The Company, any Fund and any Affiliated Investor Pool may participate in such disposition without obtaining prior approval of the Required Majority if:

i.                                          the proposed participation of the Company and each Fund and Affiliated Investor Pool in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition;

ii.                                       the Altegris Board has approved as being in the best interests of the Altegris Investment Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and

iii.                                    the Altegris Board and the board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition.  In all other cases, the StepStone Group will provide its written recommendation as to the Altegris Investment Company’s participation to the Eligible Trustees, and the Altegris Investment Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Altegris Investment Company’s best interests.

d.                                      The Company, each Affiliated Investor Pool and each Fund will bear its own expenses in connection with any such disposition.

8.

a.                                      If the Company, any Affiliated Investor Pool or Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Joint Investment, the StepStone Group or StepStone Adviser, as applicable, will:

i.                                          notify the Company and each Fund and Affiliated Investor Pool that participated in the Joint Investment of the proposed transaction at the earliest practical time; and

ii.                                       formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each.

b.                                      The Company, and any or all Funds and Affiliated Investor Pools may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund and Affiliated Investor Pool in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Altegris Board has approved as being in the best interests of the Altegris Investment Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application).  In all other cases, the StepStone Group will provide its written recommendation as to the Altegris Investment Company’s participation to the Eligible Trustees, and the Altegris Investment Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Altegris Investment Company’s best interests.

c.                                       If, with respect to any Follow-On Investment:

i.                                          the amount of the opportunity is not based on the Altegris Investment Company’s and other Fund’s and the Affiliated Investor Pools’ outstanding investments immediately preceding the Follow-On Investment; and

ii.                                       the aggregate amount recommended by the StepStone Group to be invested by the Altegris Investment Company in the Follow-On Investment, together with the amount proposed to be invested by any other Fund and the Affiliated Investor Pool in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each.

d.                                      The acquisition of Follow-On Investments as permitted by this Condition will be considered a Joint Investment for all purposes and subject to the other Conditions set forth in this Application.

9.                                      The independent trustees of each Fund will be provided quarterly for review all information concerning Potential Joint Investments and Joint Investments, including investments made by other Funds or Affiliated Investor Pools that the Altegris Investment Company considered but declined to participate in, so that the Independent Trustees of each Fund may determine whether all investments made during the preceding quarter, including those investments that the Altegris Investment Company considered but declined to participate in, comply with the conditions of the Order.  In addition, the independent trustees of the Company  will consider at least annually the continued appropriateness for the Altegris Investment Company of participating in new and existing Joint Investments.

10.                               The Company, each Fund and each Affiliated Investor Pool will maintain the records setting forth a description of such transaction, its trustees’ findings, the information or materials on which their findings were based, and the basis therefor.  These records will be available for such times and in such form as required by Section 31(a) of the Act.

11.                               No independent trustee of the Company or a Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any of the Affiliated Investor Pools.

12.                               The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Joint Investment (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the StepStone Group or a StepStone Adviser under its investment advisory agreements with the Company, the Funds and the Affiliated Investor Pools, be shared by the Company, the Funds and the Affiliated Investor Pools in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.                               Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the Act) received in connection with a Joint Investment will be distributed to the Company, the participating Funds and Affiliated Investor Pools on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Joint Investment.  If any transaction fee is to be held by the StepStone Group or a StepStone Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the StepStone Group or StepStone Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company, the Funds and Affiliated Investor Pools based on the amounts they invest in such Joint Investment.  None of the Affiliated Investor Pools, the StepStone Group, the StepStone Advisers nor any affiliated person (as defined in the Act) of the Company or the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Joint Investment (other than (a) in the case of the Company, the Funds and the Affiliated Investor Pools, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C) and (b) in the case of the StepStone Group and the StepStone Advisers, investment advisory fees paid in accordance with the agreements between the StepStone Group and/ StepStone Adviser, the Company, and/or the Funds and/or the Affiliated Investor Pools).

14.                               The StepStone Group and StepStone Advisers and Altegris Advisors will each maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions.  These policies and procedures will require, among other things, that Altegris Advisors will be notified of all Potential Co-Investment Transactions that fall within the Company’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

VI.                               Procedural Matters

Pursuant to Rule 0-2(f) under the Act Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Jason Ment, Esq.
Partner, General Counsel and CCO
StepStone Group LP
885 Third Avenue, 17th Floor
New York, NY 10022
212-351-6121

With copies to:

Gregory J. Nowak, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th & Arch Street
Philadelphia, PA 19103
(215) 981-4893

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Jason Ment, Esq. is authorized to sign and file this document on behalf of each Applicant (in his capacity as a Partner, General Counsel and CCO of StepStone Group, LP and/or as an authorized person of each Applicant).  The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1 and Exhibit A-2 of this Application.

At a meeting held on September 12, 2014, the Boards of Trustees of Altegris KKR Commitments Master Fund unanimously adopted the following resolution authorizing the filing of this Application on behalf of Altegris KKR Commitments Master Fund, which resolution remains in full force and effect:

VOTED:                                              That the officers of Altegris KKR Commitments Master Fund (the “Trust”) be, and each hereby is, on behalf of the Trust, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Altegris Investment Company to (i) invest in private placement securities jointly with other Unregistered Pools managed by StepStone Group, LP and/or its affiliates, (ii) make follow-on investments in private placement securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities purchased pursuant to (i) and (ii) above.

VII.                          Request for Relief

For the foregoing reasons, Applicants request that the Commission issue an order under Rule 17d-1 of the Act granting the relief sought by this Amended and Restated Application.  Applicants submit that the relief is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Amended and Restated Application Dated:  October 2, 2015

ALTEGRIS KKR COMMITMENTS MASTER FUND

By:	/s/ Ken McGuire
Name:	Ken McGuire
Title:	Treasurer, Principal Accounting Officer

ALTEGRIS ADVISORS, L.L.C.

By:	/s/ Ken McGuire
Name:	Ken McGuire
Title:	Co-President and Chief Operating Officer

STEPSTONE GROUP LP
By StepStone Group Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP EUROPE LLP
By StepStone Europe Limited, its managing member

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP REAL ASSETS LP
By StepStone Group Real Assets Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP REAL ESTATE LP
By StepStone Group Real Estate Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

CGR/PE, LLC
By StepStone Group LP, its manager
By StepStone Group Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE AMP OPPORTUNITIES FUND, L.P.
By StepStone AMP (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011
By StepStone Atlantic (GP), L.P., its general partner
By StepStone Atlantic Holdings (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY MARKETS SERIES 1 2014
By StepStone Atlantic (GP), L.P., its general partner
By StepStone Atlantic Holdings (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III, L.P.
By StepStone Capital III (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.
By StepStone Capital III (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE EUROPEAN FUND SICAV-FIS, SCS — STEPSTONE CAPITAL PARTNERS III COMPARTMENT
By StepStone European Fund GP S.à r.l., its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE FERRO OPPORTUNITIES FUND, L.P.
By StepStone Ferro (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.
By StepStone K Opportunities (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.
By StepStone Secondaries II (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.
By StepStone Secondaries II (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P.
By StepStone UWF Secondaries (GP), L.P., its general partner
By StepStone UWF Holdings (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS, L.P.
By StepStone Secondaries III (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.
By StepStone Secondaries III (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE KF PRIVATE EQUITY FUND, L.P.
By StepStone KF (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE KF INFRASTRUCTURE FUND, L.P.
By StepStone KF (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated October 2, 2015 for and on behalf of Altegris KKR Commitments Master Fund and that all actions necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken.  The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

ALTEGRIS ADVISORS, L.L.C.

By:	/s/ Ken McGuire
Name:	Ken McGuire
Title:	Chief Operating Officer

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated October 2, 2015 for and on behalf of StepStone Group LP, StepStone Group Europe LLP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone Secondary Opportunities Fund, III, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings, L.P., StepStone KF Private Equity Fund, L.P., and StepStone KF Infrastructure Fund, L.P. and that all actions necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jason Ment
Jason Ment
Partner and General Counsel